Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Fourth Quarter and Full Year 2018 Financial Results

BEIJING, March 5, 2019 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2018. The Company will hold a conference call at 8:00 pm on Monday, March 4, 2019, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Fourth Quarter 2018 Financial Highlights

•	Revenues from hosting and related services increased by 17.8% year over year to RMB901.9 million (US$131.2 million).

•

Gross profit increased by 23.1% year over year to RMB246.3 million (US$35.8 million). Gross margin expanded to 27.3% from 26.1% in the same period of 2017. Adjusted cash gross profit increased by 27.9% year over year to RMB409.2 million (US$59.5 million) from RMB320.1 million. Adjusted cash gross margin expanded to 45.4% from 41.8% in the same period of 2017.

•	Adjusted EBITDA increased by 49.3% year over year to RMB255.3 million (US$37.1 million). Adjusted EBITDA margin expanded to 28.3% from 22.3% in the same period of 2017.

•	Net cash generated from operating activities was RMB237.0 million (US$34.5 million) compared to RMB157.1 million in the same period of 2017.

Full Year 2018 Financial Highlights (including hosting and related business only)

•	Revenues from hosting and related services revenues increased by 14.3% year over year to RMB3.40 billion (US$494.7 million).

•

Gross profit increased by 11.8% year over year to RMB944.9 million (US$137.4 million). Gross margin decreased to 27.8% from 28.4% in 2017. Adjusted cash gross profit increased by 21.2% year over year to RMB1.51 billion (US$220.0 million) from RMB1.25 billion. Adjusted cash gross margin expanded to 44.5% from 42.0% in 2017.

•	Adjusted EBITDA increased by 36.8% year over year to RMB917.7 million (US$133.5 million). Adjusted EBITDA margin expanded to 27.0% from 22.5% in 2017.

•	Net cash generated from operating activities was RMB705.0 million (US$102.5 million) compared to RMB487.2 million in 2017.

Fourth Quarter 2018 Operational Highlights

•	Hosting MRR[1] per cabinet increased to RMB8,457 in the fourth quarter of 2018 compared to RMB7,766 in the fourth quarter of 2017 and RMB8,384 in the third quarter of 2018.

•

Total cabinets under management increased to 30,654 as of December 31, 2018, compared to 30,303 as of September 30, 2018 and 29,080 as of December 31, 2017. As of December 31, 2018, the Company had 25,711 cabinets in its self-built data centers and 4,943 cabinets in its partnered data centers.

•

Utilization rate in the fourth quarter of 2018 fell slightly to 70.3% compared to the third quarter of 2018, mainly attributable to the additional 1,194 cabinets that were delivered in September 2018, and 350 cabinets that were delivered in the fourth quarter of 2018.

“We concluded a fruitful 2018 with a solid fourth quarter performance,” commented Mr. Alvin Wang, Chief Executive Officer and President of the Company. “Our resilient financial growth and improving operating performance once again demonstrated the effectiveness of our business operation optimization and our ability to capitalize on the increasing market demand for high-quality data hosting, hybrid IT, and cloud services. To sustain our strong growth momentum, we actively acquired new land resources and new customers while expanding our footprint to new Tier-1 markets and beyond. In addition, we continued to deepen our strategic partnerships with world-class technology companies such as Red Hat Inc. to explore more solutions that can empower our customers’ business expansions. Looking ahead to 2019 and beyond, we are confident that the counter-cyclical nature of our business as well as our leadership in the Chinese IDC market will facilitate our pursuit of long-term sustainable growth.”

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “We delivered a strong quarter with healthy top- and bottom-line growth. In the fourth quarter of 2018, we had net revenues of RMB901.9 million, again exceeding the high end of our previous guidance range. More importantly, our adjusted EBITDA margin further increased to 28.3%, maintaining its consistent improvement over the previous quarters. In 2018, we improved adjusted EBITDA margin significantly to 27.0% from 22.5% in the previous year. In 2019, we are confident that as we continue to execute on our growth strategies and fortify our market leading position, we will yield long-term value for our shareholders.”

Fourth Quarter 2018 Financial Results

REVENUES: Net revenues increased by 17.8% to RMB901.9 million (US$131.2 million) in the fourth quarter of 2018 from RMB765.8 million in the same period of 2017 and increased by 3.7% from RMB870.1 million in the third quarter of 2018. The increase was primarily attributable to the growing demand for data centers and cloud services in the domestic market.

GROSS PROFIT: Gross profit increased by 23.1% to RMB246.3 million (US$35.8 million) in the fourth quarter of 2018 from RMB200.2 million in the same period of 2017 and increased by 2.1% from RMB241.2 million in the third quarter of 2018. Gross margin was 27.3% in the fourth quarter of 2018 compared to 26.1% in the same period of 2017 and 27.7% in the third quarter of 2018. The year-over-year improvement in gross margin was mainly attributable to the Company’s continuous efforts in maximizing its operating efficiency.

[1]	Hosting MRR: Refers to Monthly Recurring Revenues for the hosting business.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, increased by 27.9% to RMB409.2 million (US$59.5 million) in the fourth quarter of 2018 from RMB320.1 million in the same period of 2017 and increased by 4.4% from RMB391.9 million in the third quarter of 2018. Adjusted cash gross margin expanded to 45.4% in the fourth quarter of 2018 from 41.8% in the same period of 2017 and 45.0% in the third quarter of 2018.

OPERATING EXPENSES: Total operating expenses decreased by 5.7% to RMB181.4 million (US$26.4 million) in the fourth quarter of 2018 from RMB192.4 million in the same period of 2017 and increased by 2.8% from RMB176.6 million in the third quarter of 2018. As a percentage of net revenues, total operating expenses decreased to 20.1% in the fourth quarter of 2018 from 25.1% in the same period of 2017 and 20.3% in the third quarter of 2018. The decrease of operating expenses as a percentage of net revenues was primarily due to the successful implementation of the Company’s efficiency enhancement initiatives.

Sales and marketing expenses were RMB49.2 million (US$7.2 million) in the fourth quarter of 2018 compared to RMB42.7 million in the same period of 2017 and RMB39.9 million in the third quarter of 2018. The increase was mainly attributable to increased marketing activities and higher sales commissions, which was in line with the growth of the Company’s net revenues in the fourth quarter of 2018.

Research and development expenses were RMB23.6 million (US$3.4 million) in the fourth quarter of 2018 compared to RMB29.3 million in the same period of 2017 and RMB24.3 million in the third quarter of 2018.

General and administrative expenses were RMB131.0 million (US$19.0 million) in the fourth quarter of 2018 compared to RMB115.4 million in the same period of 2017 and RMB110.2 million in the third quarter of 2018. The increase was mainly attributable to share-based compensation expenses that the Company recognized during the fourth quarter of 2018.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payables, decreased by 0.5% to RMB172.4 million (US$25.1 million) in the fourth quarter of 2018 from RMB173.2 million in the same period of 2017 and increased by 5.9% from RMB162.9 million in the third quarter of 2018. As a percentage of net revenues, adjusted operating expenses decreased to 19.1% in the fourth quarter of 2018 from 22.6% in the same period of 2017 and increased slightly from 18.7% in the third quarter of 2018.

ADJUSTED EBITDA: Adjusted EBITDA in the fourth quarter of 2018 increased by 49.3% to RMB255.3 million (US$37.1 million) from RMB171.0 million in the same period of 2017 and increased by 4.1% from RMB245.2 million in the third quarter of 2018. Adjusted EBITDA in the fourth quarter of 2018 excluded share-based compensation expenses of RMB29.2 million (US$4.2 million) and changes in the fair value of contingent purchase consideration payables, which was a gain of RMB18.5 million (US$2.7 million). Adjusted EBITDA margin expanded to 28.3% in the fourth quarter of 2018 from 22.3% in the same period of 2017 and 28.2% in the third quarter of 2018.

NET PROFIT/LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS: Net loss attributable to ordinary shareholders in the fourth quarter of 2018 was RMB114.1 million (US$16.6 million) compared to a net profit of RMB798.6 million in the same period of 2017 and a net loss of RMB29.6 million in the third quarter of 2018. Net loss attributable to ordinary shareholders in the fourth quarter of 2018 included a foreign exchange gain of RMB2.5 million (US$0.4 million) compared to RMB4.3 million in the same period of 2017 and a loss of RMB55.0 million in the third quarter of 2018.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share were RMB0.17 (US$0.02) in the fourth quarter of 2018, which represents the equivalent of RMB1.02 (US$0.12) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Diluted earnings per share is calculated using net earnings attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of December 31, 2018, the Company’s cash and cash equivalents, restricted cash, and short-term investments were RMB2.91 billion (US$422.7 million).

Net cash generated from operating activities was RMB237.0 million (US$34.5 million) in the fourth quarter of 2018 compared to RMB157.1 million in the same period of 2017 and RMB260.7 million in the third quarter of 2018.

Full Year 2018 Financial Results

To fully reflect the Company’s performance, all analysis between “REVENUES” and “ADJUSTED EBITDA” present only the results of the hosting and related service business. The MNS business, which was disposed of in the third quarter of 2017, is excluded.

REVENUES: Net revenues increased by 14.3% to RMB3.40 billion (US$494.7 million) in 2018 from RMB2.98 billion in the prior year. The increase was primarily due to the same factors that led to the quarterly increase.

GROSS PROFIT: Gross profit increased by 11.8% to RMB944.9 million (US$137.4 million) in 2018 from RMB844.9 million in the prior year. Gross margin was 27.8% in 2018 compared to 28.4% in the prior year.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, increased by 21.2% to RMB1.51 billion (US$220.0 million) in 2018 from RMB1.25 billion in the prior year. Adjusted cash gross margin expanded to 44.5% in 2018 from 42.0% in the prior year.

OPERATING EXPENSES: Total operating expenses increased by 2.8% to RMB707.4 million (US$102.9 million) in 2018 from RMB688.3 million in the prior year. As a percentage of net revenues, total operating expenses decreased to 20.8% in 2018 from 23.1% in the prior year. The decrease of operating expenses as a percentage of net revenues was primarily due to the successful implementation of the Company’s efficiency enhancement initiatives.

Sales and marketing expenses were RMB172.2 million (US$25.0 million) in 2018 compared to RMB171.8 million in the prior year.

Research and development expenses were RMB92.1 million (US$13.4 million) in 2018 compared to RMB97.6 million in the prior year.

General and administrative expenses were RMB462.6 million (US$67.3 million) in 2018 compared to RMB417.2million in the prior year.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payables, increased by 3.8% to RMB664.4 million (US$96.6 million) in 2018 from RMB639.9 million in the prior year. As a percentage of net revenues, adjusted operating expenses decreased to 19.5% in 2018 from 21.5% in the prior year.

ADJUSTED EBITDA: Adjusted EBITDA in 2018 increased by 36.8% to RMB917.7 million (US$133.5 million) from RMB670.8 million in the prior year. Adjusted EBITDA in 2018 excluded share-based compensation expenses of RMB59.5 million (US$8.7 million) and changes in the fair value of contingent purchase consideration payables, which was a gain of RMB13.9 million (US$2.0 million). Adjusted EBITDA margin expanded to 27.0% in 2018 from 22.5% in the prior year.

NET PROFIT/LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS: Net loss attributable to ordinary shareholders for 2018 was RMB205.1 million (US$29.8 million) compared to a net loss of RMB772.7 million in the prior year. Net loss in 2018 included a foreign exchange loss of RMB81.1 million (US$11.8 million) compared to RMB17.2 million in the prior year.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share were RMB0.30 (US$0.04) for 2018, which represents the equivalent of RMB1.80 (US$0.24) per ADS. Diluted loss per share is calculated using net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

Net cash generated from operating activities was RMB705.0 million (US$102.5 million) in 2018 compared to RMB487.2 million in 2017.

Recent Development

In February 2019, the Company reached an agreement to acquire a recently-constructed data center in urban Chengdu City, Sichuan Province, China. Upon the completion of quality inspections, the new data center is expected to add approximately 500 cabinets to the Company’s sales pipeline. This additional capacity will enable 21Vianet to access the new Tier-1 market in Chengdu, the primary economic center and core network hub for Southwest China, where the customer demand for high-quality data center services has been growing.

Financial Outlook

For the first quarter of 2019, the Company expects net revenues to be in the range of RMB860 million to RMB880 million. Adjusted EBITDA is expected to be in the range of RMB230 million to RMB250 million.

For the full year of 2019, the Company expects net revenues to be in the range of RMB3,760 million to RMB3,860 million. Adjusted EBITDA is expected to be in the range of RMB1,000 million to RMB1,100 million. The midpoints of the Company’s updated estimates imply an increase of 12% year-over-year in total revenues and an increase of 14% year-over-year in adjusted EBITDA.

The forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 pm on Monday, March 4, 2019 U.S. Eastern Time, or 9:00 am on Tuesday, March 5, 2019 Beijing Time, to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	8385847

The replay will be accessible through March 12, 2019 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	8385847

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2017	December 31, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,949,631	2,358,556	343,038
Restricted cash	242,494	265,214	38,574
Accounts and notes receivable, net	455,811	524,305	76,257
Short-term investments	548,890	245,014	35,636
Prepaid expenses and other current assets	934,460	1,159,574	168,652
Amounts due from related parties	114,256	125,446	18,245

Total current assets	4,245,542	4,678,109	680,402

Non-current assets:
Property and equipment, net	3,319,424	4,031,242	586,320
Intangible assets, net	401,115	355,313	51,678
Land use rights, net	163,671	147,493	21,452
Goodwill	989,530	989,530	143,921
Long-term investments	510,926	544,323	79,168
Amounts due from related parties	20,210	34,424	5,007
Restricted cash	3,344	37,251	5,418
Deferred tax assets	172,818	159,441	23,190
Other non-current assets	81,581	173,591	25,248

Total non-current assets	5,662,619	6,472,608	941,402

Total assets	9,908,161	11,150,717	1,621,804

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	50,000	50,000	7,272
Accounts and notes payable	252,892	389,508	56,652
Accrued expenses and other payables	657,133	659,320	95,894
Deferred revenue	55,753	57,754	8,400
Advances from customers	403,244	670,037	97,453
Income taxes payable	13,309	13,111	1,907
Amounts due to related parties	55,675	52,328	7,611
Current portion of long-term bank borrowings	70,289	75,284	10,950
Current portion of capital lease obligations	201,315	219,695	31,953
Current portion of deferred government grant	4,574	4,173	607

Total current liabilities	1,764,184	2,191,210	318,699

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2017	December 31, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Non-current liabilities:
Long-term bank borrowings	187,638	112,000	16,290
Amounts due to related parties	—	504,478	73,373
Unrecognized tax benefits	16,511	6,677	971
Deferred tax liabilities	190,873	157,720	22,939
Non-current portion of capital lease obligations	600,882	765,993	111,409
Non-current portion of deferred government grant	17,861	11,619	1,690
Bonds payable	1,929,208	2,037,836	296,391

Total non-current liabilities	2,942,973	3,596,323	523,063

Shareholders’ equity
Treasury stock	(337,683)	(337,683)	(49,114)
Ordinary shares	46	46	7
Additional paid-in capital	8,980,407	9,141,494	1,329,575
Accumulated other comprehensive (loss) gain	(2,673)	85,979	12,505
Statutory reserves	38,736	42,403	6,167
Accumulated deficit	(3,629,300)	(3,838,032)	(558,219)

Total 21Vianet Group, Inc. shareholders’ equity	5,049,533	5,094,207	740,921

Noncontrolling interest	151,471	268,977	39,121
Total shareholders’ equity	5,201,004	5,363,184	780,042

Total liabilities and shareholders’ equity	9,908,161	11,150,717	1,621,804

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	765,814	870,068	901,887	131,174	2,975,178	3,401,037	494,660
Managed network services	—	—	—	—	417,527	—	—

Total net revenues	765,814	870,068	901,887	131,174	3,392,705	3,401,037	494,660
Cost of revenues	(565,645)	(628,873)	(655,546)	(95,345)	(2,634,295)	(2,456,166)	(357,235)

Gross profit	200,169	241,195	246,341	35,829	758,410	944,871	137,425

Operating expenses
Other operating income	—	—	5,027	731	5,439	5,027	731
Sales and marketing	(42,702)	(39,918)	(49,210)	(7,157)	(256,682)	(172,176)	(25,042)
Research and development	(29,340)	(24,333)	(23,583)	(3,430)	(149,143)	(92,109)	(13,397)
General and administrative	(115,351)	(110,243)	(130,963)	(19,048)	(519,950)	(462,637)	(67,288)
(Allowance) reversal for doubtful debt	(1,147)	(643)	(1,241)	(180)	(37,427)	598	87
Changes in the fair value of contingent purchase consideration payables	(3,834)	(1,413)	18,528	2,695	(937)	13,905	2,022

Impairment of long-lived assets	—	—	—	—	(401,808)	—	—
Goodwill impairment	—	—	—	—	(766,440)	—	—
Total operating expenses	(192,374)	(176,550)	(181,442)	(26,389)	(2,126,948)	(707,392)	(102,887)

Operating profit (loss)	7,795	64,645	64,899	9,440	(1,368,538)	237,479	34,538
Interest income	10,821	13,484	14,214	2,067	32,925	45,186	6,572
Interest expense	(50,836)	(60,766)	(72,430)	(10,535)	(185,313)	(236,066)	(34,334)
Impairment of long-term investment	139	—	—	—	(20,258)	—	—
Disposal gain of subsidiaries	677,084	—	—	—	497,036	4,843	704
Other income	3,260	8,436	7,050	1,025	16,764	58,033	8,441
Other expense	(232)	(137)	(1,875)	(273)	(17,060)	(4,103)	(597)
Foreign exchange gain (loss)	4,328	(55,024)	2,488	362	(17,153)	(81,055)	(11,789)

Loss on debt extinguishment				—		—	—
Gain (loss) before income taxes and gain (loss) from equity method investments	652,359	(29,362)	14,346	2,086	(1,061,597)	24,317	3,535

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income tax benefits (expenses)	127,478	7,624	46,350	6,741	90,170	(24,411)	(3,550)
Gain (loss) from equity method investments	17,732	(6,156)	(158,738)	(23,087)	53,783	(186,642)	(27,146)

Net gain (loss)	797,569	(27,894)	(98,042)	(14,260)	(917,644)	(186,736)	(27,161)
Net loss (profit) attributable to noncontrolling interest	1,073	(1,739)	(16,020)	(2,330)	144,914	(18,329)	(2,666)

Net gain (loss) attributable to ordinary shareholders	798,642	(29,633)	(114,062)	(16,590)	(772,730)	(205,065)	(29,827)

Profit (loss) per share
Basic	1.19	(0.04)	(0.17)	(0.02)	(1.36)	(0.30)	(0.04)
Diluted	1.18	(0.04)	(0.17)	(0.02)	(1.36)	(0.30)	(0.04)
Shares used in profit (loss) per share computation
Basic*	671,279,121	676,327,014	676,361,072	676,361,072	672,836,226	674,732,130	674,732,130
Diluted*	675,505,879	676,327,014	676,361,072	676,361,072	672,836,226	674,732,130	674,732,130

Profit (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	7.14	(0.24)	(1.02)	(0.12)	(8.16)	(1.80)	(0.24)
Diluted	7.08	(0.24)	(1.02)	(0.12)	(8.16)	(1.80)	(0.24)

*	Shares used in profit (loss) per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	200,169	241,195	246,341	35,829	758,410	944,871	137,425
Plus: depreciation and amortization	119,814	150,056	161,201	23,446	559,963	565,101	82,191
Plus: share-based compensation expenses	84	689	1,672	243	(277)	2,668	388
Adjusted cash gross profit	320,067	391,940	409,214	59,518	1,318,096	1,512,640	220,004

Adjusted cash gross margin	41.8%	45.0%	45.4%	45.4%	38.9%	44.5%	44.5%

Operating expenses	(192,374)	(176,550)	(181,442)	(26,389)	(2,126,948)	(707,392)	(102,887)
Plus: share-based compensation expenses	15,317	12,240	27,528	4,004	47,406	56,870	8,271
Plus: changes in the fair value of contingent purchase consideration payables	3,834	1,413	(18,528)	(2,695)	937	(13,905)	-2,022

Plus: impairment of long-lived assets	—	—	—	—	401,808	—	—
Plus: Goodwill impairment	—	—	—	—	766,440	—	—

Adjusted operating expenses	(173,223)	(162,897)	(172,442)	(25,080)	(910,357)	(664,427)	(96,638)

Operating profit (loss)	7,795	64,645	64,899	9,440	(1,368,538)	237,479	34,538
Plus: depreciation and amortization	143,966	166,244	179,759	26,145	667,102	634,606	92,300
Plus: share-based compensation expenses	15,401	12,929	29,200	4,247	47,129	59,538	8,659
Plus: changes in the fair value of contingent purchase consideration payables	3,834	1,413	(18,528)	(2,695)	937	(13,905)	-2,022

Plus: impairment of long-lived assets	—	—	—	—	401,808	—	—
Plus: Goodwill impairment	—	—	—	—	766,440	—	—
Adjusted EBITDA	170,996	245,231	255,330	37,137	514,878	917,718	133,475

Adjusted EBITDA margin	22.3%	28.2%	28.3%	28.3%	15.2%	27.0%	27.0%

21VIANET GROUP, INC.

SUPPLEMENTARY DISCLOSURE FOR HOSTING AND RELATED SERVICES

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
GAAP Disclosure	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	765,814	870,068	901,887	131,174	2,975,178	3,401,037	494,660
Cost of revenues	(565,645)	(628,873)	(655,546)	(95,345)	(2,130,279)	(2,456,166)	(357,235)

Gross profit	200,169	241,195	246,341	35,829	844,899	944,871	137,425
Other operating income	—	—	5,027	731	5,439	5,027	731
Sales and marketing	(42,702)	(39,918)	(49,210)	(7,157)	(171,761)	(172,176)	(25,042)
Research and development	(29,340)	(24,333)	(23,583)	(3,430)	(97,597)	(92,109)	(13,397)
General and administrative	(115,351)	(110,243)	(130,963)	(19,048)	(417,154)	(462,637)	(67,288)
(Allowance) reversal for doubtful debt	(1,147)	(643)	(1,241)	(180)	(6,257)	598	87
Changes in the fair value of contingent purchase consideration payables	(3,834)	(1,413)	18,528	2,695	(937)	13,905	2,022

Total operating expenses	(192,374)	(176,550)	(181,442)	(26,389)	(688,267)	(707,392)	(102,887)

Operating profit	7,795	64,645	64,899	9,440	156,632	237,479	34,538

Non-GAAP Disclosure
Gross profit	200,169	241,195	246,341	35,829	844,899	944,871	137,425
Plus: depreciation and amortization	119,814	150,056	161,201	23,446	403,407	565,101	82,191
Plus: share-based compensation expenses	84	689	1,672	243	(162)	2,668	388
Adjusted cash gross profit	320,067	391,940	409,214	59,518	1,248,144	1,512,640	220,004

Adjusted cash gross margin	41.8%	45.0%	45.4%	45.4%	42.0%	44.5%	44.5%

Operating expenses	(192,374)	(176,550)	(181,442)	(26,389)	(688,267)	(707,392)	(102,887)
Plus: share-based compensation expenses	15,317	12,240	27,528	4,004	47,406	56,870	8,271
Plus: changes in the fair value of contingent purchase consideration payables	3,834	1,413	(18,528)	(2,695)	937	(13,905)	(2,022)

Adjusted operating expenses	(173,223)	(162,897)	(172,442)	(25,080)	(639,924)	(664,427)	(96,638)

Operating profit	7,795	64,645	64,899	9,440	156,632	237,479	34,538
Plus: depreciation and amortization	143,966	166,244	179,759	26,145	465,976	634,606	92,300
Plus: share-based compensation expenses	15,401	12,929	29,200	4,247	47,244	59,538	8,659
Plus: changes in the fair value of contingent purchase consideration payables	3,834	1,413	(18,528)	(2,695)	937	(13,905)	(2,022)

Adjusted EBITDA	170,996	245,231	255,330	37,137	670,789	917,718	133,475

Adjusted EBITDA margin	22.3%	28.2%	28.3%	28.3%	22.5%	27.0%	27.0%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2017	September 30, 2018	December 31, 2018
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	797,569	(27,894)	(98,042)	(14,260)
Adjustments to reconcile net profit (loss) to net cash generated from operating activities:
Depreciation and amortization	143,966	166,244	179,759	26,145
Stock-based compensation expenses	15,513	12,929	29,200	4,247
Gain from disposal of subsidiaries	(677,084)	—	—	—
Others	(148,681)	41,616	95,122	13,835
Changes in operating assets and liabilities
Accounts and notes receivable	32,070	(34,113)	44,566	6,482
Prepaid expenses and other current assets	(23,235)	(37,448)	(117,604)	(17,105)
Accounts and notes payable	(38,841)	37,690	(31,734)	(4,616)
Accrued expenses and other payables	92,272	(19,359)	96,432	14,025
Deferred revenue	8,674	11,154	5,135	747
Advances from customers	(23,683)	114,528	79,968	11,631
Others	(21,413)	(4,632)	(45,802)	(6,662)
Net cash generated from operating activities	157,127	260,715	237,000	34,469

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(74,603)	(123,027)	(129,910)	(18,895)
Purchases of intangible assets	(4,062)	(4,032)	(8,199)	(1,192)
Payments for investments	(275,766)	(196,319)	(101,796)	(14,806)
Proceeds from other investing activities	100,000	18,061	97,917	14,241
Net cash used in investing activities	(254,431)	(305,317)	(141,988)	(20,652)

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2017	September 30, 2018	December 31, 2018
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of 2020 bonds	619,180	—	—	—
Repayment of long-term bank borrowings	(67,871)	—	(42,690)	(6,209)
Repayment of short-term bank borrowings	(1,520,000)	—	(19,999)	(2,909)
Payments for capital lease	(67,239)	(50,996)	(104,420)	(15,187)
Collection of prepayment for shares repurchase plan	—	42,710	—	—
Payment for shares repurchase plan	60	—	—	—
(Payments for) proceeds from other financing activities	(65,756)	89,810	(17,324)	(2,520)
Contribution from noncontrolling interest in a subsidiary	49,314	196,281	—	—
Net cash (used in) generated from financing activities	(1,052,312)	277,805	(184,433)	(26,825)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(4,967)	63,580	14,507	2,113
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,154,583)	296,783	(74,914)	(10,895)
Cash, cash equivalents and restricted cash at beginning of period	3,350,052	2,439,152	2,735,935	397,925

Cash, cash equivalents and restricted cash at end of period	2,195,469	2,735,935	2,661,021	387,030

Notes:

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 and retrospectively adjusted the condensed consolidated statement of cash flows for the three months ended December 31, 2017 by excluding the movement of restricted cash of RMB1,619.3 million.